UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of September 2024

Commission File Number: 001-41425

(Translation of registrant’s name into English)

Golden Sun Health Technology Group Limited

Room 503, Building C2, No. 1599

Xinjinqiao Road, Pudong New Area

Shanghai, China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

EXPLANATORY NOTE

Golden Sun Health Technology Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”) would like to inform you that the Annual General Meeting of the Company, originally announced in the report on Form 6-K filed with the Securities and Exchange Commission (the “SEC”) on August 29, 2024 as being scheduled for September 26, 2024, will take place on October 8, 2024 at 10:00 a.m. ET with the ability given to the shareholders to join virtually. A notice of meeting calling the annual general meeting (the “Notice”) will be mailed to all eligible shareholders providing notice of the annual general meeting in accordance with the Company’s amended and restated articles of association.

The agenda for the annual general meeting will be set out in the Notice and remains unchanged from the agenda disclosed in the Form 6-K filed with the SEC on August 29, 2024. We encourage you to review the proxy materials and submit your votes accordingly. The record date for determining shareholders entitled to vote is August 7, 2024.As a company incorporated in the Cayman Islands and listed on the Nasdaq Capital Market (“Nasdaq”), the Company is subject to Nasdaq’s corporate governance listing standards. However, under Nasdaq rules, a foreign private issuer may generally follow its home country corporate governance practices in lieu of certain Nasdaq corporate governance requirements.

In accordance with the home country rule exemption under Nasdaq Listing Rule 5615(a)(3)(A), the Company has elected to follow its Cayman Islands corporate governance practices in place of certain Nasdaq Listing Rule requirements. Specifically, the Company is exempt from the Nasdaq Listing Rule 5620, which stipulates that Companies must hold an annual meeting of shareholders no later than one year after the end of the fiscal year (with certain exceptions not applicable here).

By relying on this exemption, the Company will hold its annual meeting approximately ten days after the one-year period following the end of the fiscal year. This delay is consistent with our home country practices and does not affect shareholders’ rights to participate or vote in the meeting. Proxy materials will be distributed in accordance with our home country standards.

Notice of 2024 Annual General Meeting of Shareholders

In connection with the 2024 Annual General Meeting of Shareholders of Golden Sun Health Technology Group Limited, an exempted company incorporated under the laws of the Cayman Islands (the “Company”), the Company hereby furnishes Exhibits 99.1 and 99.2 hereto.

EXHIBIT INDEX

Exhibit Number	Description of Exhibit
99.1	Notice and Proxy Statement of 2024 Annual General Meeting of Shareholders, dated September 10, 2024, to be mailed to the shareholders of the Company in connection with the 2024 Annual General Meeting of Shareholders of the Company
99.2	Form of Proxy Card to be mailed to shareholders of the Company for use in connection with the 2024 Annual General Meeting of Shareholders of the Company

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Sun Health Technology Group Limited

By:	/s/ Xueyuan Weng
	Name:	Xueyuan Weng
	Title:	Chief Executive Officer

Date:  September 10, 2024

3